                                [MADGE LOGO]


To Our Shareholders:


         You are cordially invited to attend the Special General Meeting of Shareholders of Madge Networks N.V. ("Madge") to be held at 11.00 a.m., Netherlands Time, on Wednesday, October 10, 2001, at the offices of Madge's Dutch counsel, Houthoff Buruma, Parnassusweg 126, 1070 AM Amsterdam, The Netherlands. At this meeting, you will be asked to consider and vote upon a number of matters detailed in the enclosed Notice of Meeting and Proxy Statement.

         The year 2000 and 2001 to date has been an eventful period for the three Madge Networks businesses: a successful restructuring of the Madge.connect Token Ring LAN products business; the fast-track launch and funding of Red-M, our associate Bluetooth networking solutions business; and the discontinuation of our funding commitment to Madge.web and its subsequent winding up.

MADGE.CONNECT

         Madge.connect, a 100% owned subsidiary of Madge Networks, is a global supplier of advanced networking product solutions to large enterprises, and is the market leader in Token Ring. In 2000, Madge.connect regained financial strength and delivered positive cash flow, as a result of ambitious cost reduction measures and focused sales and marketing programs. Through a cost reduction process, we are establishing a stable platform from which to manage the business.

         We anticipate that Madge.connect will continue to generate cash and provide profits through 2001. Our emphasis now is on channel inventory reduction and product rationalization, focusing on the market needs moving forward. In September 2001 Madge.connect intends to launch a Web portal that will provide additional benefit for our customers, and will support both our distribution and reseller partners.

RED-M

         Founded as an internal start-up of Madge in May 2000, Red-M, is now an associate company of Madge Networks, and an acknowledged leader in the Bluetooth networking market. Bluetooth is the emerging local wireless technology backed by an industry consortium of over 2,400 of the world's leading companies. In October 2000, Red-M launched the world's first Bluetooth networking infrastructure products, the 3000AS access server and the 1000AP access point. These products, along with Red-M's BIAS -- Bluetooth Internet Access Server -- software technology, form the core of a secure and fully managed in-building network. In the fourth quarter of 2000 Red-M shipped products to application partners for initial pilots and in the first half of 2001 has begun customer network installations. Red-M then announced in August 2001 the launch of the Red-M Blade, a Bluetooth clip-on for the Palm Vx handheld computer. Red-M is well positioned to benefit during 2001 as vendors ramp up shipments of Bluetooth end point products and Red-M's product solution is implemented in end customer environments.

         As announced in April 2001, Madge concluded a funding agreement for Red-M. The transaction, with Apax Partners Funds and Amadeus Capital Partners, included a cash payment of $8.65 million to Madge Networks N.V. and up to $35 million direct investment in Red-M. As a result of the transaction Red-M became an associate company of Madge Networks. Madge has no continuing funding obligations to Red-M but retains a significant equity interest and under the equity method of accounting we recognize our allocable percentage of Red-M's net income or loss on our income statement. In the future we hope to gain benefit from Red-M's success in terms of increasing the value of our shareholding.

MADGE.WEB

         We had stated on several quarterly conference calls and in our SEC filings that additional external funding would be required to support the growth of Madge.web, a global provider of rich content applications, content distribution and managed network services. Despite our extensive efforts to secure additional funding, the deterioration of the IPO market during 2000 and the sustained weakness of the financial markets prevented us from identifying sufficient sources of additional financing for the business. Madge Networks determined that, based on Madge.web's financial position and the overall market conditions, it was not in the best interests of Madge Networks and its shareholders to continue funding of Madge.web under normal business conditions. As a result, Madge Networks announced on April 27, 2001 that Madge.web Ltd., the UK subsidiary company of Madge.web, entered into Administration in accordance with English law and, on May 15, 2001, Madge SE Asia Pte Ltd, the Singapore Madge.web subsidiary entered into Interim Judicial Management under the laws of Singapore. These processes are broadly similar to that of Chapter 11 reorganization under U.S. law. Additionally, Madge.web B.V, a Dutch registered European sales subsidiary, entered insolvent liquidation under Dutch law on June 12, 2001.

         A purchaser was sought for Madge.web as a going concern but market conditions would not enable a sale of the entire Madge.web business. On July 19, 2001, a definitive agreement was signed with Tullett & Tokyo Liberty Plc. for the sale of certain assets relating to the trader voice business in Asia and Europe. The sale provided continuity of employment for a number of Madge.web employees and provided a release for Madge Networks of significant guarantee obligations relating to the Trader Voice business. The majority of Madge.web employees have now been made redundant and as of August 17, 2001 Madge.web Ltd was put into insolvent liquidation. The Liquidators of Madge.web Ltd. are continuing to seek purchasers for Madge.web Ltd.'s other remaining assets. The U.S. subsidiary company. Madge.web Inc., owned by Madge Networks will continue to operate, albeit on a reduced scale, and we are considering what options are available to us for this company.

         We are disappointed with this development, but believe that our decision to discontinue the funding commitment to Madge.web will strengthen the future of Madge Networks.

GENERAL

         We expect our common shares to be delisted from Nasdaq National Market ("Nasdaq"), as we do not currently meet three of the compliance requirements for continued listing. Our net tangible assets fall below the required level of at least $4 million, our shareholders equity falls below the required minimum of $10 million and our share price is under the $1.00 minimum bid price. If our common shares are delisted we will attempt to have them available for quotation on the Nasdaq SmallCap market or the Over-the-counter Bulletin Board ("OTCBB") governed by National Association of Securities Dealers.

         Under U.S. generally accepted accounting principles, Madge.web must now be accounted for as a discontinued business and the 1998, 1999 and 2000 accounts have been restated resulting in a significant shareholders deficit. At the Annual General Meeting of Shareholders, held on June 28, 2001, the Management Board discussed its strategy for addressing the shareholders deficit with an aim of reducing the deficit in the short term and eliminating it in the longer term.

         A reorganization of senior management was announced on July 19, 2001. I have handed over my responsibilities as Chief Executive Officer to Martin Malina, formerly Senior Vice President Lines of Business, Madge.web, and have also made the decision to step down from the management board effective from the date of this Special General Meeting of Shareholders. I will have a more limited involvement in the Company and I am nominated for appointment to the Supervisory Board at this Meeting. You will see that it is the intention of the current members of the Supervisory Board to then appoint me as the "designated member of the Supervisory Board". For further details, see Item 3 in the Proxy Statement. Chris Bradley, Chief Financial Officer, has announced his intention to leave Madge Networks at the end of the year, Chris Semprini, previously Director of Finance, Madge.web has taken on the role of deputy Chief Financial Officer and will assume the Chief Financial Officer position in the new year.

         Looking forward to the remainder of the year, the company will continue its actions to streamline the corporate organization and will be focused on exploring new business opportunities that can leverage our assets and core competencies.

On behalf of the Board of Madge, we thank you for your support.



                                       Sincerely,





                                       Robert H. Madge
                                       Managing Director, Madge Networks N.V.

                               MADGE NETWORKS N.V.
                           TRANSPOLIS SCHIPHOL AIRPORT
                                POLARIS AVENUE 23
                       2132 JH HOOFDDORP, THE NETHERLANDS

                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD OCTOBER 10, 2001 AT 11.00 A.M.

To the Shareholders of MADGE NETWORKS N.V.:

NOTICE IS HEREBY GIVEN that a Special General Meeting of Shareholders of MADGE NETWORKS N.V. ("Madge" or the "Company") will be held at the offices of the Company's Dutch counsel, Houthoff Buruma, Parnassusweg 126, 1070 AM Amsterdam, The Netherlands, on October 10, 2001 at 11.00 a.m., local time, for the following purposes:

1. To elect one managing director to hold office until the 2002 Annual General Meeting and until his successor is duly elected and qualified;

2. To acknowledge the resignation of Robert Madge from the Management Board and to grant Mr. Madge discharge from his duties as a member of the Management Board;

3. To elect one member of the Supervisory Board for a term expiring at the 2004 Annual General Meeting of Shareholders;

4. To approve an increase in the remuneration of members of the Supervisory Board;

5.       To amend the Articles of Association of the Company;

6.       To approve the remuneration of the Designated Member of the Supervisory
         Board;

7. To ratify the amendment to the Company's 1993 Employee Stock Purchase Plan to increase the number of common shares reserved for issuance under the plan by 500,000;

8. To ratify the amendment to the Company's 1993 Employee Stock Option Plan to increase the number of common shares reserved for issuance under the plan by 5,500,000;

9. To adopt the Annual Accounts of Madge for the year ended December 31, 2000 and to discuss the annual report;

10. To grant full discharge to all members of the Management Board and Supervisory Board for all matters apparent from the Annual Accounts for the year ended December 31, 2000;

11. To approve the designation of the Management Board for a period expiring at the 2006 Annual General Meeting as the body authorised to issue all common and preferred shares to the extent permitted by law and to grant options to purchase such shares;

12. To authorize the Management Board, for a period expiring at the 2006 Annual General Meeting, to limit or exclude the pre-emptive rights provided for in the Articles of Association of the Company or by law; and

13. To authorize the Management Board, for a period expiring on December 31, 2002 to repurchase common shares of the Company for a purchase price not exceeding the fair market value thereof, to the extent permitted by law.

Only holders of record of common shares of the Company at the close of business on August 20, 2001 will receive notice of the meeting. In accordance with Dutch law, the Management Board has determined that only holders of record of common shares at the close of business (New York time) on October 3, 2001 will be entitled to vote at the meeting.

The accompanying Proxy Statement solicits proxies with respect to the matters identified in Items 1 through 13 above for use at the Special General Meeting or at any adjournment thereof. Holders of common shares are encouraged to attend the meeting and vote on all matters.

By Order of the Management Board,





Christopher Bradley

Chief Financial Officer


September 4, 2001


WHETHER OR NOT YOU PLAN TO ATTEND THIS SPECIAL GENERAL MEETING OF SHAREHOLDERS, PLEASE SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ACCOMPANYING ENVELOPE.

MADGE                               NETWORKS                                N.V.
TRANSPOLIS                          SCHIPHOL                             AIRPORT
POLARIS                              AVENUE                                   23
2132 JH HOOFDDORP, THE NETHERLANDS

                    ----------------------------------------
                                 PROXY STATEMENT
                    ----------------------------------------

INFORMATION CONCERNING SOLICITATION AND VOTING



The accompanying proxy is solicited on behalf of the Management Board of MADGE NETWORKS N.V. ("Madge" or the "Company"), a Netherlands corporation, for use at a Special General Meeting of Shareholders of Madge (the "Special General Meeting") to be held at the offices of the Company's Dutch counsel, Houthoff Buruma, Parnassusweg 126, 1070 AM Amsterdam, The Netherlands, on October 10, 2001 at 11.00 a.m., local time, and any adjournment thereof, for the limited purpose of voting with respect to (1) the election of one managing director; (2) acknowledging the resignation of Robert Madge from the Management Board; (3) the election of the one supervisory director for a term expiring at the 2004 Annual General Meeting of Shareholders; (4) the approval of an increase in the remuneration of members of the Supervisory Board; (5) amendment of the Articles of Association of the Company; (6) the approval of the remuneration of the Designated Member of the Supervisory Board; (7) ratifying an amendment to the Company's 1993 Employee Stock Purchase Plan increasing the number of common shares reserved for issuance under the plan; (8) ratifying an amendment to the Company's 1993 Employee Stock Option Plan to increase the number of shares reserved for issuance under the plan; (9) the adoption of the Annual Accounts of Madge for the fiscal year ended December 31, 2000; (10) granting discharge to all members of the Management Board and the Supervisory Board for the fiscal year ended December 31, 2000; (11) the approval of the designation of the Management Board for a period expiring at the 2006 Annual General Meeting as the body authorized to issue all common and preferred shares and to grant options to purchase such shares; (12) the authorization of the Management Board during such period to limit or exclude the preemptive rights provided for in the Articles of Association of the Company or by law; and (13) authorizing the Management Board to repurchase common shares of the Company. Only holders of record of common shares at the close of business on August 20, 2001 will receive notice of the meeting. In accordance with Dutch law, the Management Board has determined that only holders of record of common shares at the close of business (New York time) on October 3, 2001 (the "Record Date") will be entitled to vote at the meeting. Holders of common shares on the Record Date are entitled to vote at the Special General Meeting and are entitled to one vote for each common share held. Holders of common shares as of the Record Date are encouraged to attend the Special General Meeting and to cast their votes on all matters. In the event of an adjournment of the Special General Meeting the Management Board will set a new record date for the adjourned meeting as of a date not earlier than one week before the date of such meeting. The vote required to approve any of the matters to be voted upon at the Special General Meeting (or any adjournment thereof) is a majority of the votes cast. At the close of business on July 31, 2001, Madge had outstanding 54,167,811 common shares.

Any holder of common shares as of the Record Date giving a proxy in the form accompanying this Proxy Statement has the power to revoke the proxy prior to its use. A proxy can be revoked (i) by an instrument of revocation which is delivered prior to the Special General Meeting (or any adjournment thereof) to the Management Board of Madge at the address set forth at the beginning of this Proxy Statement; (ii) by a duly executed proxy bearing a later date or time than the date or time of the proxy being revoked if such proxy is delivered to the Management Board of Madge before the Special General Meeting (or any adjournment thereof) at the address set forth at the beginning of this Proxy Statement; or
(iii) at the Special General Meeting and any adjournment thereof, if the shareholder is present and elects to vote in person. Mere attendance at the Special General Meeting or any adjournment thereof will not serve to revoke a proxy. A person who is not a shareholder of the Company as of the Record Date, or as of the record date for any adjournment of the Special General

Meeting, as the case may be, will be ineligible to vote at the meeting or to submit or revoke a proxy for the meeting and any proxies previously granted by such person will be invalid and no longer of any force or effect.

This Proxy Statement and the accompanying proxy card are being mailed to Madge shareholders as of August 20, 2001. The managing director, supervisory directors, officers and other employees of Madge may solicit proxies with respect to proposals included in Items 1 through 13 of the Notice of Special General Meeting, which are discussed in this Proxy Statement, by personal interview, telephone, telegraph, e-mail or facsimile without special compensation. Any costs of solicitation will be borne by Madge.

Unless otherwise instructed all proxies returned to the Company will be voted FOR the election of Martin Malina as a managing director and Robert Madge as a supervisory director (Items 1 and 3), FOR proposals 2, 4, 5, 6, 7, 8 and 10 through 13, and FOR the adoption of the 2000 Annual Accounts in the form proposed by management (Item 9).

A copy of the Company's Annual Report on Form 20-F for the year ended December 31, 2000 (the "2000 Annual Report") is being mailed to shareholders of Madge as of August 20, 2001 together with this Proxy Statement. Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Proxy Statement and prior to the date of the Special General Meeting shall be deemed to be incorporated by reference in this Proxy Statement and to be part hereof from the date of filing such document. The Company is under no obligation to provide this Proxy Statement or other materials to persons who become shareholders after August 20, 2001 and prior to the Record Date.

Certain of the statements included in this Proxy Statement and the 2000 Annual Report or in any document incorporated herein by reference that express the Company's "anticipation," "belief," "commitment," "expectation," "intention," "goals," "plans" or similar terms, including statements regarding, among other things, the Company and its products and services, the extent that the obligations that will crystallize upon the sale or liquidation of Madge.web can be mitigated, the adequacy of its financial resources, as well as other statements that are not historical fact, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties referred to under "Item 3D - Key Information - Risk Factors" in the 2000 Annual Report and elsewhere herein and therein, including any such incorporated document, that could cause actual results to differ materially. Shareholders are urged to read the 2000 Annual Report, including the "Risk Factors" set forth therein.

ITEMS 1, 2 & 3 -- ELECTION OF A MANAGING DIRECTOR, ACKNOWLEDGEMENT OF THE RESIGNATION OF ROBERT MADGE AND NOMINEE FOR THE SUPERVISORY BOARD

GENERAL

The Company's Board consists of both a Supervisory Board composed of supervisory directors and a Management Board, presently composed of one managing director. Supervisory directors are required to be independent directors, as determined under the laws of The Netherlands, and managing directors are required to be corporate executives. The Supervisory Board has the primary responsibility for supervising the general course of corporate affairs as conducted by the Management Board and recommending for adoption by the shareholders the annual financial statements of the Company. The Management Board is responsible for the day-to-day operations of the Company. References in this Proxy Statement to the "Board" refer to the combined Supervisory and Management Boards.

The Company's Articles of Association provide for one or more managing directors and one or more supervisory directors, but do not provide for a maximum number of directors. The Company presently has one managing director, Robert Madge, and two supervisory directors, Michael Fischer and Alex Vieux. Michael Fischer and Alex Vieux were appointed by the shareholders and they will hold office until the expiration of such member's term of office (which in the case of Michael Fischer is June 2002 and in the case of Alex Vieux is June 2003) or until the member's resignation, death or removal, with or without cause, by the shareholders.

The Company's Supervisory Board has a rotation plan that effectively divides the Supervisory Board into classes with staggered three-year terms. As a result, only one supervisory director stands for election at two out of every three Annual General Meetings of shareholders, with the other supervisory directors continuing for the remainder of their respective term. Under the Articles as the Supervisory Board can appoint one third of its members, the Supervisory Board effectively could appoint another member as an additional member to serve until the next Annual General Meeting following their appointment. However, shareholders cannot vote at all with respect to the election of supervisory directors appointed by the Supervisory Board, and any such supervisory director will only serve until the next annual general meeting of shareholders.

In June 2001, Robert Madge was reappointed to the Management Board at the 2001 Annual General Meeting of shareholders to hold office until the 2002 Annual General Meeting and until his successor was duly elected and qualified. However, Robert Madge is resigning from this position (see item 2 below).

ITEM 1.  NOMINEE FOR MANAGEMENT BOARD APPOINTMENT.

The following information is furnished with respect to the person proposed by the Supervisory Board for election as the sole member of the Company's Management Board.

THE SUPERVISORY BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE NOMINEE IDENTIFIED BELOW. THE ACCOMPANYING PROXY WILL BE VOTED FOR THE ELECTION OF THE FOLLOWING NOMINEE UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Martin Malina, 46, has been the Senior Vice President of Lines of Business for Madge.web since April 2000. Mr. Malina was responsible for all vertical lines of business, product marketing, product development and architecture. Mr. Malina also served as Madge.web's Vice President of Global Marketing from January 1999 to April 2000. Prior to January 1999, Mr. Malina worked at Digital (Compaq), where he was number two in the European marketing operation and responsible for the strategy and implementation of Digital's Internet activities. He also held various senior product marketing positions both in the United States and in Europe.

ITEM 2. ACKNOWLEDGEMENT OF THE RESIGNATION OF ROBERT MADGE FROM THE MANAGEMENT BOARD AND GRANTING OF FULL DISCHARGE TO HIM FOR HIS SERVICES AS A MEMBER OF THE MANAGEMENT BOARD.

Robert Madge has resigned his position on the Management Board effective as of the date of this Special General Meeting. Under Dutch law a shareholders' vote granting discharge to a retiring Management Board member for his service as managing director will extend to all matters that are apparent to shareholders from the annual accounts adopted from time to time by the general meeting of shareholders through the date of discharge, subject to certain exceptions in the case of bankruptcy.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.

ITEM 3.  NOMINEE FOR SUPERVISORY BOARD.

The following information is furnished with respect to the person proposed by the Board for election to the Company's Supervisory Board.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE NOMINEE IDENTIFIED BELOW. THE ACCOMPANYING PROXY WILL BE VOTED FOR THE ELECTION OF THE FOLLOWING NOMINEE UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Robert H. Madge, 49, has served as the Chairman of the Board, Managing Director, Chief Executive Officer and President of Madge since 1993. He also served as the Chief Executive of Madge's wholly owned subsidiary Madge.web N.V. (together with the predecessor division of Madge, "Madge.web") since its incorporation in November 1999 until April 27, 2000. Mr. Madge has played a leading role in the development of the networking-based technology industry in Europe. In 1986 he founded our predecessor Madge Networks Limited. Previously, Mr. Madge was Technical Director of Intelligent Software, a developer of computer programs and products, and General Manager of Enterprise Computers, a British manufacturer of personal computers. Mr. Madge resigned as Chief Executive Officer of Madge, effective as of July 19, 2001. Mr. Madge has served as a member of our Management Board since 1993 and has resigned from this position with effect from the date of this Special General Meeting.

The term of office of the person elected by the shareholders to the Supervisory Board will expire at the 2004 Annual General Meeting.

It is the intention of the current members of the Supervisory Board to appoint Mr. Madge, if he is elected by the shareholders, as "designated member of the Supervisory Board". A designated member of the Supervisory Board has under Dutch law a special position within the Supervisory Board. In those situations where such increased focus is beneficial for the Company, a designated member of the Supervisory Board may be appointed by the Supervisory Board to exercise more intensive supervision of the management than the other members of the Supervisory Board and in this capacity to consult more frequently with the Management Board than the other members of the Supervisory Board. The appointment of a designated member of the Supervisory Board requires an amendment of the Articles of Association of the Company, which amendment is set out hereinafter under Item 5. The Supervisory Board can appoint a designated member of the Supervisory Board if the Supervisory Board believes that the Company can benefit from such a person but that person does not replace the Supervisory Board. The Supervisory Board will continue to operate and the designated member of the Supervisory Board will report to the Supervisory Board.

INCUMBENT MEMBERS OF THE SUPERVISORY BOARD

The following information is furnished with respect to the incumbent members of the Supervisory Board whose term extends beyond the Special General Meeting.

Michael D. Fisher served as a director of Madge Networks Limited from 1988 until June 1993, and has served as a supervisory director since June 1993. In 1999 he was re-elected to the Supervisory Board for a term ending with the Annual General Meeting to be held in 2002. Mr. Fischer is a director of RM plc, a U.K. personal computer company that he co-founded in 1973, and is also the chairman of Alamy.com Limited, a U.K. company that has a Global Image Exchange for people trading web images.

Alex S. Vieux has served as a supervisory director since the 2000 Annual General Meeting of Shareholders and his term is due to expire with the Annual General Meeting to be held in 2003. Mr. Vieux is the founder and chairman of DASAR Brothers, Inc., a leading source for IT industry information and interaction in the global market. Mr. Vieux is experienced in all aspects of the IT sector, having built two successful software companies. He has also taught Economics at the Universite de Paris-La Sorbonne, worked as a consultant for Accenture (formerly Andersen Consulting) and was the U.S. business correspondent for the French daily newspaper Le Monde. He is a director of Check Point Software and a number of private and public companies. In addition, Mr. Vieux serves as senior advisor to the French Minister of Industry, Finance and Economics, and is the chairman of Infotech, the French IT commission.

MEETINGS AND COMMITTEES OF THE BOARD

The Board met seven times during 2000. Each incumbent director attended more than 75% of the meetings of the full Board and 75% of the meetings of all committees of the Board on which he served. The Board has two standing committees, the Compensation Committee and the Audit Committee. The members of the Compensation Committee since the last Annual General Meeting are Michael D. Fischer and Alex Vieux. The Compensation Committee, which met twice during 2000, administers the Company's stock option plan and employee stock purchase plan and provides recommendations concerning salaries and incentive compensation for employees of and consultants to the Company. The members of the Audit Committee since the 2001 Annual General Meeting are Michael D. Fischer and Alex Vieux. The Audit Committee met twice during 2000. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent auditors. In December 1999, Nasdaq revised its rules to require that foreign private issuers such as Madge adopt a formal written Audit Committee Charter by June 14, 2000. The Supervisory Board has adopted an Audit Committee Charter, a copy of which was attached as Exhibit A to the Proxy Statement for the 2001 Annual General Meeting, which sets out the Audit Committee's responsibilities.

Madge has no standing nominating committee.

COMPENSATION OF DIRECTORS

During the year ended December 31, 2000, Robert H. Madge received cash compensation for serving as Chairman of the Board, Managing Director, Chief Executive Officer and President of the Company. Each managing director and supervisory director receives an annual fee of $25,000 and is paid $1,000 per meeting of the Board attended in person and $500 per meeting of the Board attended by conference telephone, and upon appointment the members of the Supervisory Board are granted 25,000 options subject to the vesting provisions of the Directors Option Plan. The Company reimburses its managing director and the supervisory directors for any expenses incurred in attending meetings of the Board. Remuneration for the Supervisory Board is determined by the shareholders and for the Management Board is determined by the Compensation Committee. There is a proposal to increase the annual fee paid to the Supervisory Board, see Item
4. Directors may in addition, in the future, receive fees associated with activities on behalf of affiliated companies of the Company. Assuming Robert Madge is elected to the Supervisory Board, he will receive the same level of remuneration and initial option grant as the other members of the Supervisory Board although these fees and option grant would be increased if he is also appointed as designated member of the Supervisory Board whilst he holds that position (see Item 6 below).

                                   MANAGEMENT

The following table sets forth the names and positions of our present executive officers and continuing supervisory directors, and such persons' ages as of July 31, 2001:

NAME                     AGE         POSITION
----                     ---         --------
Martin Malina            46          Chief Executive Officer of Madge; proposed
                                     Managing Director
Christopher Bradley      40          Chief Financial Officer of Madge;
Robert H. Madge          49          Proposed Supervisory Director
Michael D. Fischer       51          Supervisory Director
Alex S. Vieux            44          Supervisory Director

See pages 5-7 for biographical information regarding Mr. Malina, Mr. Madge, Mr. Fischer and Mr. Vieux.

Christopher Bradley joined Madge in September 1996 as Finance Director, becoming Vice President, Finance in November 1998, Chief Financial Officer in March 1999 and Chief Financial Officer of Madge.web in April 2000 (resigning April 27,
2001). Prior to joining Madge, Mr. Bradley served seven years at Nortel as Finance Director in the United Kingdom, North America and Asia. Prior to that time, Mr. Bradley held financial management positions with COMAG, a subsidiary of Hearst Corporation, Digital Equipment and 3M. Mr. Bradley has announced his intention to leave Madge Networks at the end of 2001.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT


The following table sets forth certain information regarding the beneficial ownership of the Company's common shares as of July 31, 2001 of all of the executive officers and continuing supervisory directors.




                                          Amounts and Nature of        Percent
                                         Beneficial Ownership (1)      of Class
                                         ------------------------      --------
Robert H. Madge (2)                            29,393,013               53.46%
     Madge Networks N.V.
     Schiphol Airport
     Polaris Avenue 23
     2132 JH Hoofddorp
     The Netherlands
Martin Malina (3)                                  74,999                 *
Christopher Bradley (4)                            74,977                 *

Michael D. Fischer (5)                            103,878                 *
Alex S. Vieux (6)                                   8,333                 *

Executive Officers and Supervisory
Directors as a group (5 Persons)               29,655,200               53.77%

-----------------
*       Less than one percent.

(1) The stock ownership information has been furnished to us by the named persons. Except as described below, each person has sole voting power and investment power with respect to the common shares listed in the table. Percentages in the table are based on 54,167,811 common shares outstanding as of July 31, 2001, plus such number of common shares as the indicated person or group has the right to purchase pursuant to outstanding options exercisable within 60 days after such date.

(2) Includes (i) 80,750 shares owned by a registered U.K. charitable trust, the income and assets of which may only be used for charitable purposes, established by Mr. Madge who serves as a trustee, and (ii) 28,494,763 shares owned directly or indirectly by trusts established by Mr. Madge for the direct or indirect benefit of, among others, members of Mr. Madge's immediate family and for which trusts Mr. Madge does not act as a trustee. Mr. Madge disclaims beneficial ownership of all such shares and
       (iii) 817,500 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after July 31, 2001. Of the 28,494,763 shares listed in
       (ii) above, this includes 9,916,763 shares that have been issued to Volendam Investeringen N.V. ("Volendam") (see "Certain Relationships" section below for more details) and 17,378,000 shares that have been pledged to JP Morgan H&Q pursuant to a margin loan agreement by Hartland Holdings Limited, the registered holder thereof in respect of an $8 million loan. Under that agreement as revised, it is an event of default allowing the foreclosure on the shares if the closing price per common share on the Nasdaq is less than $1.00 per share, as it has been recently. In addition, Hartland Holdings did not make a principal installment payment due on June 30, 2001. The Company has been advised by Hartland Holdings that JP Morgan H&Q has been considering its options for seeking payment of the outstanding loan although it has not given formal notice of default, acceleration or foreclosure under the agreement. Under applicable federal securities laws, JP

       Morgan H&Q could currently be deemed a beneficial holder of those 17,378,000 shares either separately or together with Hartland Holdings. If JP Morgan H&Q were to foreclose on all of the pledged shares the number and percentage ownership of shares would be 12,015,013 and 21.9%, respectively, for Mr. Madge and 17,378,000 and 32.1%, respectively, for JP Morgan H&Q. Volendam also owns 933,870 Class B Preferred Shares in Madge.web N.V. and in May 2000, Mr. Madge was granted options to purchase 300,000 shares in Madge.web N.V. at $10.00 per share.

(3) All these shares may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after July 31, 2001. Mr. Malina will be granted options to acquire common shares equal to 4% of the shares then outstanding in Madge Networks N.V. on November 1, 2001.

(4) Includes 71,458 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after July 31, 2001. In May 2000, Mr. Bradley was granted options to purchase 80,000 shares in Madge.web N.V. at $10.00 per share.

(5) Includes 10,000 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after July 31, 2001.

(6) All these shares may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after July 31, 2001.

                              CERTAIN RELATIONSHIPS

On July 26, 2000 Madge entered into two agreements with Volendam Investeringen N.V., a private investment company sponsored by our Chairman, Robert Madge ("Volendam"). Under one agreement Volendam invested $30 million in the common shares of Madge Networks N.V. at a price of $3.1875 per share (the open market closing price on July 26, 2000) in three tranches between July 28, 2000 and September 27, 2000. The net proceeds Madge received from this transaction were $29.7 million. Under the second agreement Volendam agreed to invest a further $30 million in the equity of Madge.web N.V. The latter was exercisable through November and December 2000 at Madge's option and the option was exercised by Madge on December 21, 2000. Volendam was deemed to have acquired 933,870 Class B Preferred Shares in Madge.web N.V. on December 31, 2000 although, due to a delay in amending the articles of Madge.web N.V. to reflect the new share structure, the shares were not actually issued until January 26, 2001. On September 26, 2000 Volendam agreed to loan Madge.web up to $30 million (the "Loan Agreement"). When the Madge.web N.V. Class B Preferred Shares were issued to Volendam on January 26, 2001, Volendam effectively waived the repayment of the principal amount of the loan Madge had drawn down as at December 31, 2000 ($28.0 million) and paid Madge the final $2.0 million due. Volendam were entitled to offset these sums under the Loan Agreement. Madge.web agreed to pay Volendam interest on the loan monies while they were outstanding at one and a half percent over LIBOR. Interest totaling $624,000 remains due to Volendam and Volendam is considering its options to enforce payment of the remaining interest.

In any liquidation of Madge.web N.V., Volendam, as a holder of Preferred Class B shares, would receive the liquidation preference of the shares prior to any payment to Madge in its capacity as the common shareholder. However, it is unlikely that any equity holder will receive payment on account of its equity in Madge.web N.V. before any payments are made in respect of the liquidation preference of any of the Preferred Class B shares.

Madge has entered into indemnification agreements with each of its executive officers and directors. In general these agreements require Madge to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is, or was, a director or an executive officer of Madge or any of its affiliated enterprises. In the opinion of the Securities and Exchange Commission, indemnification against violations of the Securities Act of 1933, as amended, is against public policy.

Madge has also entered into an agreement with Mr. Bradley that provides for payments, benefits and vesting of options for periods of time ranging from six months to a year following the termination of his employment in certain circumstances. Mr. Malina's contract contains no such terms. Mr. Madge has no employment agreement with the Company or any of its subsidiaries.

Madge believes that all related-party transactions described above were on terms no less favorable than would be obtained from unrelated third parties. Any future transactions between Madge and its officers, directors and affiliates will be on terms no less favorable to Madge than can be obtained from unaffiliated third parties, and any material transactions with such persons will be approved by a majority of its disinterested directors.

ITEM 4.  REMUNERATION OF MEMBERS OF THE SUPERVISORY BOARD.

The current remuneration of the members of the Supervisory Board was established in 1997 and the current level of stock option grant on appointment under the Directors Option Plan was set in 2000. In order to attract new members to the Supervisory Board, and provide an appropriate level of compensation for existing members, the Board proposes to the shareholders that the annual fee be increased from $25,000 to $32,500 (plus attendance fees per meeting at the existing level), and that the grant of options on appointment to the Supervisory Board be increased from 25,000 to 100,000. Any such options will be granted under the same vesting provisions as those granted to the existing Supervisory Board members.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.

ITEM 5 - AMENDMENT OF THE ARTICLES OF ASSOCIATION

The Board proposes that the shareholders amend certain articles of the Articles of Association of the Company with the purpose of (i) updating the Articles of Association to satisfy changes to Dutch law; (ii) converting the nominal value of the shares of the Company into Euros and; (iii) authorizing the members of the Supervisory Board to appoint a "designated member" of the Supervisory Board. An English translation of the amendment of the Articles of Association is attached to this proxy statement. The official Dutch text is available upon request.

(I) UPDATE OF ARTICLES OF ASSOCIATION FOR THE COMING CHANGE TO DUTCH LAW. Following a change of Dutch law, which is expected to take effect in the next few months, the adoption of the annual accounts of the Company may no longer automatically lead to the discharge of the members of the Management Board and the Supervisory Board, as is currently provided for in the Articles of Association. The Board deems it appropriate to amend the Articles of Association to delete Article 29, paragraph 3, concerning such automatic discharge.

(II) CONVERSION OF THE NOMINAL VALUE OF THE SHARES.
On 1 January 2002, the Dutch guilder will be replaced by the Euro as the official currency of The Netherlands. This means that the nominal value of the shares of the Company (currently NLG 1) will be expressed in Euros from this date on. As a conversion of the nominal value of each share without amendment of the Articles of Association would lead to an amount which is less practical (EUR 0.4537802), the Board deems it appropriate to propose to the shareholders a amendment of the Articles of Association in order to provide that the nominal value of each share shall be EUR 0.45. This change only concerns the nominal value of each share (which is similar to "par value" under U.S. law), and has no effect on the value of the shares as traded.

(III) APPOINTMENT OF A DESIGNATED MEMBER OF THE SUPERVISORY BOARD.
The Board believes that it is in the best interests of the Company that the Supervisory Board have the authority to appoint one of their members as a "designated member" of the Supervisory Board as permitted by Dutch law. If the circumstances of the business requires, an appointed designated member of the Supervisory Board is then charged with the task of intensive supervision of the Management Board and consultation with the Management Board on a regular basis. This will enable the Supervisory Board to render advice to the Management Board more efficiently and more timely than the Supervisory Board would be able to as a whole.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.

ITEM 6 - REMUNERATION OF THE DESIGNATED MEMBER OF THE SUPERVISORY BOARD

The Board believes any Supervisory Board member who is elected by it to be the designated member of the Supervisory Board should receive an increased level of remuneration to reflect the additional time the designated member will spend fulfilling this role. The Board proposes that any designated member of the Supervisory Board will be paid an annual fee of US$65,000 in addition to the normal Supervisory Director's fees and expenses for the period that they perform this role, together with the existing per meeting fee and should receive an additional grant of 400,000 options under the same vesting provisions as the options granted to the existing Supervisory Board members. At the point the Supervisory Board member ceases to be a designated member, any options granted in this capacity will cease to vest. As discussed above in Item 3, it is the intention of the current members of the Supervisory Board to appoint Mr. Madge as the designated member of the Supervisory Board if he is elected to the Supervisory Board by the shareholders at this meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.

ITEMS 7 &  8 - INCREASE IN SIZE OF STOCK PLANS

The Board believes that the Employee Stock Option Plan (the "Option Plan") and the Employee Stock Purchase Plan (the "Purchase Plan") (together the "Stock Plans") provide an important incentive for its employees and the employees of its subsidiaries. In June 1997 the Company's shareholders ratified an amendment to section 3 of the Company's 1993 Option Plan to increase the size of the plan by 1,500,000 common shares to bring the maximum aggregate number of common shares issuable under the Option Plan to 14,500,000. The Board has again amended section 3 to increase the maximum shares issuable under the Option Plan by 6,500,000, to a total of 21,000,000. In June 1997, September 1998 and June 1999
the Company's shareholders ratified amendments to Section 13(a) of the Purchase Plan to increase the maximum number of shares issuable under the Purchase Plan by 1,200,000, 1,000,000 and 500,000 shares, respectively. The Board has again amended Section 13(a) to increase the maximum number of share issuable under the Purchase Plan by 500,000 to a total of 4,100,000.

These latest increases to the Option Plan and the Purchase Plan is expected to satisfy the Company's needs for the sale of shares thereunder at least until the Company's Annual General Meeting of Shareholders in 2002. The Board believes an increase of the size approved was necessary to create the appropriate level of incentive for the new management team, continuing employees and Supervisory Directors, taking into account the current circumstances of the Company and the need to re-build shareholder value. The current plan is to grant the new management team options with respect approximately 8% of the shares outstanding in Madge Networks N.V. on November 1, 2001. While shareholder approval of the increase in the Stock Plans is not required under Dutch law, shareholder approval is desired for, among other things, U.S. tax purposes. A brief description of the Stock Plans appear below, and copies of the Stock Plans are available upon request.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF ITEMS 7 & 8.

DESCRIPTION OF THE STOCK PLANS

The purpose of the Stock Plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and its world-wide affiliates and to promote the success of the Company's business. The Stock Plans are administered by the Board of Directors of the Company or by one or more Committees appointed by the Board. Currently, the Board has appointed the Compensation Committee to serve as administrator of the Stock Plans. The Compensation Committee may also authorize the Management Board of the Company to administer the Stock Plans with respect to certain matters. Members of the Board and the Compensation Committee do not receive compensation for their services as administrators of the Stock Plans.

1993 Stock Plan

The Option Plan permits the granting of non-transferable stock options that are intended to qualify in the United States as either Incentive Stock Options ("ISOs") or non-qualified stock options ("NSOs"). In the case of ISOs, the option exercise price for each share shall not be less than 100% of fair market value of a common share on the date of grant of such option. In the case of NSOs, the option exercise price for each share is not less than 85% of fair market value of a common share on the date of grant of such option. The fair market value of common shares is based upon the closing price as of such date as reported by the Nasdaq National Market. The Option Plan provides that rights to obtain common shares may be granted to employees and consultants (including employees, consultants and directors of the Company and its majority-owned subsidiaries). Following an amendment to the Option Plan in December 2000, the Supervisory Directors can now receive grants of options under the Option Plan while serving as Supervisory Directors and it is proposed that future options will be granted under the Option Plan and with the same vesting provisions as per the existing Supervisory Directors' options granted under the Directors Option Plan.

The term of each option granted under the Option Plan may not exceed ten years from the date of grant for ISOs, ten years from date of grant for U.K. options (seven years from date of grant for unapproved U.K. options granted before March 26, 1999), or five years from date of grant for a Dutch option. The Board or the Committee will determine the time or times that each option may be exercised. Options may be exercisable in installments, and the exercisability of options may be accelerated by the Board or a designated Committee of the Board.

Purchase Plan

Under the Purchase Plan, employees who are employed by the Company or a designated subsidiary of the Company are eligible to purchase common shares of the Company over twenty-four month offering periods that begin every six months. The Board has the power to change the duration of offering periods. Each offering period is divided into four six-month exercise periods during which common shares may be purchased using accumulated payroll deductions, which may not exceed 10% of the participant's Compensation (as defined in the Purchase
Plan) during such period. Common shares may be purchased at a price equal to lower of: (i) 85% of the fair market value per common Share on the first day of the Offering Period or (ii) 85% of the fair market value per common Share on the last day of a six-month exercise period. The fair market value of the Company's common shares is as the closing price of such shares as of such date as reported by the Nasdaq National Market. The Company is prohibited from issuing shares at less than their nominal value (one Dutch guilder or approximately $0.40). Given the Company's low share price, the Company has not been able to purchase shares for those employees enrolled in the Purchase Plan as of the end of the last six month exercise period (July 31, 2001). Accordingly those employees were refunded the contributions they had made to the Purchase Plan during the previous six months.

Shares Reserved

After giving effect to the amendments to the Stock Plans, the Company has reserved a total of 21,000,000 common shares under the Option Plan and 4,100,000 common shares for issuance under the Purchase Plan. The Board has the authority to increase the number of common shares issuable under the Stock Plans. As of July 31, 2001, options to purchase 3,679,094 common shares were outstanding under the Option Plan and 6,081,379 shares had been issued under the Option Plan. Also as of July 31, 2001 3,372,212 common shares had been issued under the Purchase Plan. The weighted average purchase price of the 3,679,094 options outstanding under the Option Plan was $4.8055 and the weighted average price of the 3,372,212 common shares issued under the Purchase Plan was approximately $5.2798 per share. The Option Plan expires in 2003 and the Purchase Plan expires in 2013.

Directors' Stock Option Plan

The Company has also reserved 500,000 common shares for issuance under its Directors' Stock Option Plan as amended in March and June 2000 (the "Directors' Plan"), which expires in the year 2003. As of July 31, 2001, options to purchase 48,333 common shares were outstanding and 273,333 shares had been issued under the Directors' Plan. The weighted average exercise price of the outstanding options was $4.91. Upon election to the Supervisory Board, each Supervisory director was entitled to receive an automatic grant of an option to purchase up to 10,000 common shares this was increased in June 2000 to 25,000 options. Options granted are at an exercise price equal to the fair market value on the date of grant. Options issued under the Directors' Plan vest ratably over a three-year period from the date of grant of the option. As outlined above, if approved at this Special General Meeting, future options granted to Supervisory Directors will be increased to 100,000 shares upon appointment and will, together with any options granted to a designated member of the Supervisory Board, be issued pursuant to the Option Plan, but will vest as per the Directors Plan.

ITEMS 9 THROUGH 13-- CERTAIN OTHER MATTERS TO BE VOTED ON AT THE SPECIAL GENERAL MEETING

The Company has been advised by its Netherlands counsel, Houthoff Buruma, that it is either required by Netherlands law or appropriate by custom in the current circumstances to present the matters identified in Items 9 through 13 in the Notice of Special General Meeting. Set forth below is a brief description of these matters. Holders of common shares are encouraged to vote on all matters.

ITEM 9. ADOPTION OF ANNUAL ACCOUNTS. Section 101 of Volume 2 of The Netherlands Civil Code provides that the Annual Accounts of the Company prepared in accordance with Netherlands generally accepted accounting principles ("Dutch GAAP") shall be presented to and adopted by the Company's shareholders at the Annual General Meeting. The Company's shareholders at the Annual General Meeting held on June 28, 2001 granted the Management Board an extension for a period of six months, to prepare and finalize the Annual Accounts for 2000 due to the special circumstances as discussed at that Annual General Meeting. The Accounts have now been finalized and are being presented now to the shareholders for approval.

If the Dutch GAAP Annual Accounts as prepared by management are not adopted, the specific changes sought by those voting against adoption must be specified. A copy of the Dutch GAAP Annual Accounts as prepared by management is available for review at the Company's offices listed at the beginning of this Proxy Statement and will be mailed to shareholders upon request. The Company's ability to pay dividends and to repurchase shares depends, among other things, on its shareholders' equity as shown on its Dutch GAAP Annual Accounts.

A copy of the Company's audited financial statements prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") is included in the Company's 2000 Annual

Report accompanying this Proxy Statement. Shareholders will not be requested to vote with respect to the Company's U.S. GAAP financial statements.

The Company's Articles of Association provide that by adopting the 2000 Dutch GAAP Annual Accounts the general meeting of shareholders will be deemed to have granted full discharge to all of the members of the Management and Supervisory Boards for all matters apparent to shareholders from such Annual Accounts, subject to certain exceptions in the case of the Company's bankruptcy. Adoption of the Dutch GAAP Annual Accounts as prepared by management constitutes approval of the presentation of such Annual Accounts in the English language.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.

ITEM 10. DISCHARGE OF ALL MEMBERS OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD FOR FISCAL YEAR 2000. Following a change to Dutch law, which change is likely to be effected in the next few months, adoption of the Annual Accounts will no longer automatically lead to discharge for the members of the Management Board and Supervisory Board for all matters apparent to shareholders from such Annual Accounts. With a view to this change of law, the Board has added to this discharge as a separate item to the agenda of the Special General Meeting in order for the shareholders to vote on this matter.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.

ITEM 11. AUTHORIZATION TO ISSUE COMMON AND PREFERRED SHARES. Section 96 of the Netherlands Civil Code and Article 6 of the Company's Articles of Association provide that the Management Board may be authorized to issue common and preferred Shares, and to grant options or other rights to acquire common and preferred Shares, for a fixed period not to exceed five years pursuant to a resolution duly adopted at a general meeting of shareholders. Such authorization was granted by the 2000 Annual General Meeting of Shareholders for a period of five years. The Board proposes that the authorization to issue shares be extended for a period expiring at the 2006 Annual General Meeting. Pursuant to such authorization the Management Board will be authorized to issue shares, and to grant the right to acquire shares, within the limits of the Company's authorized and unissued shares as in effect from time to time. Shareholders may not subsequently vote to revoke the authorization granted to the Management Board.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.

ITEM 12. LIMITATION OF EXCLUSION OF PREEMPTIVE RIGHTS. Section 96a of the Netherlands Civil Code and Article 6 of the Company's Articles of Association provide that the Management Board may limit or exclude the shareholders' preemptive rights with respect to the issuance of common and preferred shares, and with respect to the grant of options or other rights to acquire common and preferred shares, for a fixed period not to exceed five years if such authority has been granted to the Management Board pursuant to a resolution of a general meeting of shareholders and if the authority to issue shares has also been granted to the Management Board for the same fixed period. Authorization to exclude preemptive rights was granted by the 2000 Annual General Meeting of Shareholders for a period of five years. The Board proposes that the authorization to exclude preemptive rights be extended to a period expiring at the 2006 Annual General Meeting. Shareholders may not subsequently vote to revoke the authorization granted to the Management Board to exclude preemptive rights.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.

ITEM 13. REPURCHASE OF COMMON SHARES. Pursuant to Article 9 of the Company's Articles of Association, the Company may only acquire its own shares for consideration if such authority has been granted to the Management Board by a general meeting of Shareholders for a period not to exceed eighteen months. The Management Board requests authority to repurchase Common shares of the Company for a purchase price not exceeding the fair market value thereof, to the extent permitted by law. Such authorization was granted by the 1999 Annual General Meeting of Shareholders for a period of up to eighteen months. The Management Board proposes that such authorization be extended for a period expiring on December 31, 2002.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.

ANNUAL REPORT TO SHAREHOLDERS

Madge's Form 20-F containing its 2000 Annual Report for the year ended December 31, 2000 includes the audited consolidated balance sheets as of December 31, 2000 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 2000, prepared in accordance with U.S. GAAP. The Form 20-F has been mailed to shareholders entitled to notice of the Special General Meeting.

SHAREHOLDER PROPOSALS

Madge will, in future proxy statements of the Board, include shareholder proposals required to be included under Netherlands law. In order for a proposal by a shareholder to be included in the Proxy Statement of the Board relating to the Annual General Meeting of Shareholders to be held in 2002, that proposal must be received in writing by the Management Board of Madge at the address set forth at the beginning of this Proxy Statement by no later than March 31, 2002. Any shareholder representing at least ten percent of the Company's issued capital may submit proposals for inclusion in future Proxy Statements in accordance with Article 33 of the Company's Articles of Association and Section 110 of Book 2 of The Netherlands Civil Code.



By Order of the Management Board,




Christopher Bradley
Chief Financial Officer


September 4, 2001




================================================================================
YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL GENERAL MEETING OF SHAREHOLDERS IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO SIGN AND RETURN THE ACCOMPANYING PROXY CARD IN THE ACCOMPANYING ENVELOPE AS SOON AS POSSIBLE.
================================================================================

                    AMENDMENT OF THE ARTICLES OF ASSOCIATION


(Unofficial Translation)
DRAFT DATED AUGUST 15, 2001


On the **
two thousand one, appeared before me,
**
civil law notary in Amsterdam:
**


The person appearing declared:

-    the latest amendment to the articles of association of the public company:
     MADGE NETWORKS N.V., with registered office in Amsterdam has been executed on the eleventh day of September two thousand before a substitute of M.A.J.M. Scholtens, civil law notary in Amsterdam, on the draft of which deed the ministerial declaration of no-objection has been granted on the eighth day of August two thousand under number N.V. 461.501;
- that the general meeting of shareholders of said company has resolved to amend the Articles of Association;
- furthermore it is resolved to authorise the person appearing to sign the deed of amendment of the Articles of Association;
- evidence of said resolutions is by means of the minutes of the general meeting of shareholders of the company to be attached to this instrument.

In order to carry out said resolutions the person appearing subsequently declared to amend the Articles of Association as follows:

ARTICLE 4 PARAGRAPHS 1 AND 2 SHALL READ AS FOLLOWS:

1.   The authorised capital amounts to forty-five million euro (EUR
     45,000,000.-).
2. The authorised capital is divided into one hundred million (100,000,000) shares of forty-five eurocent (EUR 0.45) each, of which ninety-six million (96,000,000) common shares ("Common Shares"), two million (2,000,000) preferred A-shares ("Preferred A-Shares") and two million (2,000,000) preferred B-shares ("Preferred B-Shares").

A NEW PARAGRAPH 6 SHALL BE ADDED TO ARTICLE 24, WHICH READS AS FOLLOWS:

6. The supervisory board is authorised to appoint one of its members as designated member of the supervisory board. The designated member of the supervisory board shall be charged with the task to exercise intensive supervision over the management of the management board, and to consult with the members of the management board on a regular basis, if and when this is required or beneficial to the company, with due regard to the provisions of these articles and the law relating to the supervisory board as a body of the Company.

ARTICLE 29, PARAGRAPH 3, SHALL BE DELETED. PARAGRAPH 4 SHALL BE RENUMBERED TO PARAGRAPH 3. A NEW ITEM E. SHALL BE ADDED TO ARTICLE 33, PARAGRAPH 2, WHICH
READS:

e. to grant discharge to the members of the management board and the members of the supervisory board. Item e. shall be renumbered to item f.

FINAL STATEMENTS

Finally the person appearing declared:

     - that the current issued share capital, amounting to fifty-four million one hundred sixty-seven thousand eight hundred eleven Netherlands Guilders (NLG 54,167,811.-), (note: as per July 31, 2001) divided into fifty-four million one hundred sixty-seven thousand eight hundred eleven (54,167,811) common shares with a nominal value of one Netherlands Guilder (NLG 1.-), numbered 1 up to and including 54,167,811, is hereby converted into twenty-four million three hundred seventy-five thousand five hundred fifteen euro (EUR 24,375,515.-), divided into fifty-four million one hundred sixty-seven thousand eight hundred eleven (54,167,811) shares with a nominal value of forty-five eurocent (EUR 0.45);
     - that the company, as a result of the decrease of the issued share capital that follows from the redenomination of Netherlands Guilders into euros, will maintain a statutory reserve in accordance with article 2:67a paragraph 3 of the Civil Code;
     - that according to a ministerial order which is to be attached to this instrument, the ministerial declaration of no-objection has been granted on the **
     two thousand one under number N.V. 461.501.

I, civil-law notary, know the person appearing before me and have established from the above-mentioned document submitted for this purpose the identity of the person appearing before me in connection with this deed.

THIS DEED,
is executed in Amsterdam on the date stated at the head of the deed.
After the substance of this deed, and thereupon an explanation, had been communicated to the person appearing before me, he declared that he had taken cognizance of its contents and was in agreement therewith.

The person appearing before me and I, civil law notary, subsequently signed the deed after its limited reading, according to law.